CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

82-3785

CSL

06019560

Our ref.: 04/1049

15 December 2006

SEC MAIL PROCESSING RECEIVED DEC 2 6 2006 WASH. D.C. 185

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9

SUPPL

Dear Sir/Madam

CSL ANNOUNCEMENTS

Please find attached copies of the following Announcements CSL has made to the market this month:

13 December 2006
Strong Trading Conditions in International Plasma Therapies

14 December 2006
R&D Presentation to Analysts

Sincerely,

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

Peter Turvey
COMPANY SECRETARY

Enc



Press Release

For immediate release

13 December 2006

Strong Trading Conditions in International Plasma Therapies

CSL Limited today lifted its financial guidance for the 2006/2007 financial year following strong trading conditions in the international plasma therapies market.

The company now expects a net profit after tax of between $440m and $460m, an increase of approximately 10% above guidance provided at the 2006 full year result announcement in August of this year.

This revised guidance is subject to currency fluctuation, material price movements in core plasma products and the effective tax rate.

For more information about CSL Limited, visit www.csl.com.au

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

R&D Briefing

December 14, 2006

CSL

Agenda
December 2006 R&D Briefing

• Welcome	Mark Dehring
• Introduction and highlights	Andrew Cuthbertson
– Strategy, portfolio overview and budget mix	
• ISCOMATRIX® Adjuvant	Andrew Cuthbertson
• Influenza vaccine portfolio	Andrea Douglas
• Q&A	
• Tea break	
• Plasma Products	Simon Green
• Recombinant Monoclonal Antibodies	
– Introduction	Andrew Cuthbertson
– Therapeutic Leukaemia Antibody	
– Zenyth portfolio	Andrew Nash
• Summary highlights, Q&A and wrap up	

CSL

INTRODUCTION

ANDREW CUTHBERTSON

CSL

R&D Highlights - Growth Strategy


Global Specialty Bio-pharmaceutical
• HPV royalties
• GARDASIL® (Aust)
• Influenza vaccine
• Improved products
• Market Development
• ISCOMATRIX® adjuvant
• Novel Biotech products
Research & Development
Leverage core capabilities
Strong portfolio of IP
Deliver phased growth
New products - unmet medical needs
CSL

R&D Highlights – Investment



$Am
180
150
120
90
60
30
0
$141m
$161m
New Product Development
Market Development
Life Cycle Management
FY2005
FY2006
Plus 10% for 2007

300 AU
250 NH
550 total staff

CSL



R&D Portfolio – 1
Project
Pre-Clin
Phase I
Phase II
Phase III
Registration
Phase IV
Ig 12% liquid (US)
Ig Chrom10% IV
Ig Chrom SC
Humate® vWD surg
Zemaira®
Beriplex®
Berinert®
Anti-D ITP
rHDL - ACS
CSL

R&D Portfolio – 2


Project
Research
Pre-Clin
Phase I
Phase II
Phase III
Registration
Flu
Pandemic Flu
Flu-IMX
NY-ESO-1 (GSK)
HPV Therapy -IMX
HCV-IMX (Novartis)
Various-IMX (Merck)
Various-IMX (Wyeth)

CSL

R&D Portfolio – 3



Project
Research
Pre-Clin
Phase I
Phase II
Phase III
Registration
TLA
IL-13Rα1 (Merck)
GM-CSFRα (CAT/AZ)
Bion1
G-CSF
VEGF-B
Other antibodies
Other rec proteins
TED

CSL

HIGHLIGHTS

- Merck Gardasil® registrations and rollout
  - Australian Government funding
- ISCOMATRIX® adjuvant commercialization
- Influenza vaccine projects
- Igs and specialty plasma products
- 3 rMAbs going into the clinic
- Zenyth integration

CSL

Merck's HPV GARDASIL®


GARDASIL.
[Quadrivalent Human Papillomavirus (Types 6, 11, 16, 18) Recombinant Vaccine]

- http://www.merck.com/newsroom/webcast/

- Accelerated approval in US, EU and 18 other markets for 9-26
- Broad indication for cervical cancer, genital warts and related HPV diseases
- Unanimous ACIP recommendation in the US
- Broad vaccination endorsement by professional societies
- US State efforts to achieve high immunization rates
- Reimbursed by plans covering 94% managed care lives
- States/cities covering 80% of public sector under Vaccines for Children program
- Widespread scientific presentations/publications of clinical evidence

CSL

Merck's HPV GARDASIL®



GARDASIL.
[Quadrivalent Human Papillomavirus
(Types 6, 11, 16, 18) Recombinant Vaccine]

- Expectation of Gardasil launches in more than 65 markets by end 07
- Product and disease awareness continues to increase. In US 50% of targeted customers now identify HPV as cause of cervical cancer vs 5% previously
- Plan to capitalize on lead to market for other populations in addition to launch market (females 9-26)
  - Estimates of market sizes:
    - Launch market – females (9-26) 118M;
    - Females (9-45) 264M;
    - Females (9-45) plus Males (9-24) cumulative cohort with sequenced roll out 374M.

CSL

GARDASIL®:
Selected ongoing clinical programs



GARDASIL.
[Quadrivalent Human Papillomavirus (Types 6, 11, 16, 18) Recombinant Vaccine]

- Efficacy study in mid-adult women
  - Anticipated FDA submission 4Q07
- Efficacy program in males
  - Anticipated FDA submission 2008
- Cross-protection studies
- Concomitant use studies with other adolescent vaccines

CSL

GARDASIL®: Competitive Differentiation

- First and only HPV vaccine on the market
- Proven cervical cancer protection
- Broadest cancer protection – cervical cancer, precancerous or dysplastic lesions, and genital warts caused by HPV types 6, 11, 16 and 18
- Proven 4 years+ duration of protection and immune memory

CSL

ISCOMATRIX® ADJUVANT

CSL

ISCOMATRIX® adjuvant meets all criteria for inclusion in new human vaccines

- Immunomodulator and antigen delivery
- Safe and immunogenic in humans
- Long lasting antibody and T cell responses
- Dose sparing capability
- "Industrialised"



CSL

02-0709

Multiple value drivers for ISCOMATRIX® adjuvant

- Licenses
  - Upfronts
  - Milestones
  - Royalties
    - Patents
    - Know-how

- Worldwide supplier
- Internal vaccine development programs

CSL

Wyeth to use ISCOMATRIX® adjuvant

- License and option agreement
- Number of fields
- Upfronts and milestones >US$90m
- Product royalties
- Exclusive supply

CSL

ISCOMATRIX® adjuvant underpins Merck's vaccine development programs

- Aug05 Licence and Option Agreement
- Dec06 additional options added
- Upfront payment and milestones
- Royalties on products
- Distribution rights
- Exclusive supply
- Two clinical programs have been initiated

CSL

ISCOMATRIX® adjuvant being manufactured at commercial scale at Kankakee

- Facilities and expertise
- ISCOPREP® saponin
  - pilot scale
  - commercial scale
- ISCOMATRIX® adjuvant
  - commercial scale
    - process being tech transferred



Influenza Vaccine Program

14 December 2006

CSL

Global Influenza Vaccine Business

- Manufactured influenza vaccine since 1968
- Leading provider and sole manufacturer of flu vaccine in Southern Hemisphere
- CSL flu vaccines are licensed and sold in 16 countries worldwide



Buffer preparation area in CSL's new state-of-the-art influenza vaccine centre

CSL

Influenza Vaccine Strategy


Increase FDA GMP manufacturing capacity to meet global demand
Continue at the forefront of Pandemic Vaccine development
Increased share of key global markets
Improved Influenza Vaccines using CSL technological expertise and know-how

CSL

Influenza Vaccine Strategy



Increase FDA GMP manufacturing capacity to meet global demand
Continue at the forefront of Pandemic Vaccine development
Increased share of key global markets
Improved Influenza Vaccines using CSL technological expertise and know-how

CSL

Influenza Vaccine Manufacturing Capacity

- Modern egg processing facility completed in 2004
- $80m investment to double vaccine capacity
  - –Duplication of existing facility
  - –NH capacity of ~40m doses



Egg harvesting machine in CSL's new state-of-the-art influenza vaccine centre

CSL

Influenza Vaccine Strategy



Increase FDA GMP manufacturing capacity to meet global demand
Continue at the forefront of Pandemic Vaccine development
Increased share of key global markets
Improved Influenza Vaccines using CSL technological expertise and know-how

CSL

Global Influenza Vaccine Program

- Expand flu business
  - Enter the U.S., China and new markets in Europe
  - Meet regulatory and clinical requirements for each new market
  - Increase share of key global markets
- Utilise resources and capability of CSL Biotherapies to market and distribute vaccine

CSL

United States

- IND filed April 2006
  - Pivotal Clinical Trial completed
  - 1359 subjects recruited
  - Immunogenicity criteria met
- BLA submission end Q1 2007
- Launch 2007/08 winter season (contingent upon regulatory approval)

CSL

Influenza Vaccine Strategy


Increase FDA GMP manufacturing capacity to meet global demand
Continue at the forefront of Pandemic Vaccine development
Increased share of key global markets
Improved Influenza Vaccines using CSL technological expertise and know-how

CSL

Annual Flu-Related Deaths - US


40000
35000
30000
25000
20000
15000
10000
5000
0
50-64
Age Group
>65

Elderly have 13-fold higher risk of death from flu than ages 50-64

Source: CDC (www.cdc.gov)

CSL

Current Flu Vaccines Less Effective in Elderly


Vaccine efficacy (%)
90
80
70
60
50
40
30
20
10
0
80%
55%
18-59*
Age
>60**

*Source: CDC (www.cdc.gov)
**Source: Govaert, JAMA, 1994

CSL

Influenza ISCOMATRIX ® Vaccine


PRESCRIPTION ONLY MEDICINE
KEEP OUT OF REACH OF CHILDREN
2004 Fluvax
INACTIVATED INFLUENZA VACCINE
CSL

Global presence & expertise

+



Proprietary ISCOMATRIX® adjuvant & expertise

- Reduction of incidence of influenza-associated illness and mortality in people aged 65yrs and older
- Commence clinical program Q3 2007

CSL

Influenza Vaccine Strategy


Increase FDA GMP manufacturing capacity to meet global demand
Continue at the forefront of Pandemic Vaccine development
Increased share of key global markets
Improved Influenza Vaccines using CSL technological expertise and know-how

CSL

Pandemic Vaccine Development

- Testing human immune response to avian influenza vaccine
- Using Aluminium adjuvant with long and safe history of use

- First Trial
  - Excellent safety and tolerability
  - Two doses of vaccine and an adjuvant required to achieve a satisfactory immune response



Transmission electron micrograph of 2 H5N1 virions.
Source: CDC Public Health Image Library.

CSL

Pandemic Vaccine Development cont.

- Further trials to support registration of ‘prototype’ vaccine
  - Higher doses of antigen
  - Broader population base
- Drivers for approach
  - Generate understanding of immunogenicity and safety of range of antigen doses
  - Develop body of data to guide policy decisions

CSL

H5N1 Challenge in Ferrets using an ISCOMATRIX® H5N1 Vaccine*



% surviving H5N1 challenge
100
80
60
40
20
0
0
7.5
15
3.75
7.5
15
HA Content (µg)
Control (no vaccine)
AlPO4 H5N1 vaccine
ISCOMATRIX® H5N1 vaccine

* NHMRC Avian Influenza Pandemic Research Grant
Participants: UniMelb, CSIRO, WHO CC for Influenza, CSL Limited

CSL

ISCOMATRIX® H5N1 Vaccine

- Potential for:
  - Antigen Sparing
  - Increased duration of immune response
  - Cross reactivity with other H5N1 clades
- Clinical Development
  - Commence clinical program 2007
  - Assess range of antigen doses

CSL

Influenza Vaccine Program

- Expansion of business into key global markets
- Evaluation of improved influenza vaccines
- Development of pandemic influenza vaccines

CSL



Dr. Simon Green

General Manager

CSL Behring, GmbH

Marburg, Germany

CSL

Plasma R&D Centres of Excellence

Marburg GER



Haemophilia
Wound Healing
Specialty Products

Bern CH



Immunoglobulins
rHDL

Kankakee USA



Alpha-1 Proteinase Inh.

Broadmeadows AUS



Product Support
Technical Innovation

King of Prussia USA



US Clinical, Regulatory
& Pharmacovigilance

Tokyo JPN



JPN Clinical & Regulatory


CSL

Immunoglobulins

	Clinical: Phase I - Phase III	Regulatory Review	Approved
Liquid IVIG		12% Liquid	**11 Countries**
		10% Chrom	
Liquid SCIG			Vivaglobin®
	Chrom SC		
HyperImmunes	***HDN***	Rhophylac	**26 Countries**
	New indication, ITP	Rhophylac	
			CytoGam

CSL

Liquid IVIG


ZLB03 002CR
Human Immunoglobulin
Solution for intravenous
Protect from light.
FOR CLINICAL TRIALS
ZLB Behring AG

Chromatographic 10%

- Clinical program based on PID and ITP
- BLA submitted Sept 06. Accepted for filing, Nov 06
- Global registration program to start in Jan, 2007


6 g / 50 ml
Sandoglobulin® Liquid
120 mg/ml Infusionslösung
Wirkstoff:
Normales Immunglobulin
vom Menschen
N1

Sandoglobulin® Liquid 12%

- Successfully marketed in 11 European countries
- Registrations received in Canada & Australia
- BLA review process ongoing
- US focus likely to shift the high yielding chromatographic liquid

CSL

Liquid Sub Cutaneous IgG

Vivaglobin®

- 16% liquid formulation
- Successfully marketed in 20 EU countries, USA and Canada for PID
- First subcutaneous product licensed in the USA
- Excellent feedback from patients – home therapy


10 ml
Vivaglobin

Chromatographic SC

- High yielding process
- Phase III clinical trials commenced

CSL

HyperImmune Immunoglobulins

Rhophylac®

- Indicated for Haemolytic Disease of the Newborn
- Approved in 26 countries. 11 more countries in progress
- New indication: Chronic Immune Thrombocytopenic Purpura (ITP)
- BLA efficacy supplement for ITP accepted for filing by FDA, Aug 06

CytoGam®

- Cytomegalovirus (CMV) immune globulin
- Acquired from Medimmune, Dec 06
- Prophylaxis against CMV disease associated with transplantation of the kidney, lung, liver, pancreas and heart.

CSL

Haemophilia – Humate® P / Haemate® P



Needleless transfer device

Mix-2-Vials successfully launched
(Helixate, Beriate & Berinin)

Volume Reduction

Approved in 22 countries

Indication for vWD & Surgery

Humate® P

Interim label claim approved
BLA efficacy supplement submitted, Jun 06

2006 2007 2008

CSL

Opportunities for Growth



Fibrin-ogen
Wound Healing
Inhibitors
FIX
Beriplex
API
Factor VIIIs
Immunoglobulins
Specialty products
Core products
New markets
New indications
Revenue per liter
Litres PEQ

CSL

Specialty Products – New Markets

Beriplex® P/N

- Indicated for acquired bleeding deficiency (ie. Warfarin reversal)
- Expansion of European market
- Phase III clinical trial complete
- Regulatory process initiated


Beriplex® P/N 500

Berinert ® P

- C1 esterase inhibitor indicated hereditary angioedema
- Expansion into both USA and EU markets
- Phase III clinical trial ongoing

Zemaira ®

- Indicated for Alpha1 Proteinase Inhibitory Deficiency
- FDA Phase IV post approval commitment
- Clinical data to support European registration



CSL

Recombinant Antibody Portfolio

CSL

Therapeutic Leukaemia Antibody (TLA)

CSL

Therapeutic Leukaemia Antibody (TLA)

- **Acute Myeloid Leukemia**
- Anaemia, infection, bleeding
- US incidence 10,500
- 18% 5 year survival, often only months
- First line therapy chemo +/- BMT
- 80% relapse / refractory
- Limited treatment options

- IP from Australian academic collaborator
- Target is differentially expressed between leukaemia and normal blood cells
- Correlation with poor outcome
- Target common to all types of AML
- Parent antibody effective in disease models
- Human compatible antibody ready for AML patient clinical trial in 2007

CSL

TLA Therapeutic Concept


HSC
Mutation(s)
LSC
TLA MAb
Normal growth
and differentiation
Developmental
arrest
Leukemia blast cells
Normal blood cells
Current Opinion in Cell Biology

CSL

In vivo Leukaemia Assays



AML
4-8 weeks
Engrafted human AML cells
CD45 PE
CD15 FITC

Engraftment: AML stem cells initiate human leukemia when transplanted into irradiated NOD/SCID mice. Quantitative assay for AML stem cells.

Status: Therapeutic Leukaemia Antibody

- Effective in models of leukaemia
- Antibody modified for human therapeutic use
- CHO cell line scale up completed
- Safety determined in primate toxicity studies
- IND filing completed
- Phase I clinical safety trial in AML patients aimed for 2007

CSL

GM-CSFr and IL13r MAbs

CSL

GM-CSFR – Rheumatoid Arthritis

Rheumatoid Arthritis (RA)

- Chronic inflammatory disease of the joints
- 2.4 million treatable RA patients in the US (2006)
- First line therapies include DMARDS such as methotrexate
  - 33-49% achieve ACR50
- Biological DMARDS
  - anti-TNF's (Enbrel, Remicade, Humira)
  - 50% achieve ACR50
- Market opportunity – anti-TNF inadequate responders



CSL

GM-CSFR – Rheumatoid Arthritis

GM-CSF and rheumatoid arthritis

In animal models of RA

- GM-CSF antibodies inhibit disease
  - inflammation and cartilage destruction
  - TNFα and IL-1β levels
- Animals genetically modified to lack GM-CSF are resistant to the development of RA
- GM-CSF administration exacerbates RA


anti-GM-CSF (30 μg)
anti-GM-CSF (100 μg)
anti-GM-CSF (300 μg)
control (300 μg)
(a)
(b)
Clinical score
Cumulative incidence (%)
10
8
6
4
2
0
100
75
50
25
0
*
**
21
23
25
27
29
31
33
35
Days post immunization

From Cook *et al* Arthritis Res. 2001, 3:293-298

CSL

GM-CSFR – Rheumatoid Arthritis

A GM-CSFR antibody for the treatment of RA

- Zenyth holds granted target related IP
- Partnered with Cambridge Antibody Technology (Dec 01)
- CSL and CAT to share costs of drug development
- CAT Phage Display technology to generate human antibodies
- An optimised lead antibody has progressed into manufacturing and preclinical development (CAM-3001)

CSL

GM-CSFR – Rheumatoid Arthritis

CAM-3001 is a potent inhibitor of the response to GM-CSF in non-human primates



WBC counts
PBS
1mg/kg
10mg/kg
30mg/kg
WBC (10^3/uL)
40
30
20
10
0
A12
-2hr
+0.5hr
+4hr
D2
D3
D4
D6
Leukocyte margination
Increase in numbers of circulating leukocytes

CSL

GM-CSFR – Rheumatoid Arthritis

CAM-3001 – a GM-CSFR antibody for the treatment of RA

- Antibody generation and optimisation completed
- Cell-line development / manufacturing in progress
- *In vivo* confirmation of antagonist activity completed
- Formal preclinical toxicology in progress
- Phase I clinical studies planned to commence mid-2007

CSL

IL-13R – Asthma

Asthma

- Chronic inflammatory disease of the lungs
- Affects 20 million people in the US (2005), 5000 deaths annually
- First line therapies include β_2-agonists and inhaled corticosteroids
- New therapies
  - leukotriene receptor antagonists (Singulair)
  - biologicals (Xolair)
- Market opportunity – severe persistent asthma (5-10%)



CSL

IL-13R – Asthma

IL-13 and asthma

In animal models of asthma

- IL-13 antagonists inhibit disease
  - eosinophilic inflammation
  - airways hyperresponsiveness
  - mucus hypersecretion
- Animals genetically modified to lack IL-13 are resistant to the development of asthma-like pathology
- IL-13 administration induces asthma-like pathology


A
normal lung
B
untreated
C
treated

From Wills-Karp *et al.* 1998
Science 282:2258

CSL

IL-13R – Asthma

An IL-13R antibody for the treatment of asthma

- Zenyth holds target related IP (WEHI, CRC-CGF)
- Licensed to Merck and Co., Inc in June 2003
- Zenyth / Medarex license agreement, May 2003
- An optimised lead antibody has been generated and progressed into development
- Further preclinical and clinical milestone payments plus royalties
- Future drug development costs to be met by Merck

CSL

IL-13R – Asthma

Antibodies directed against IL-13Rα1 are potent inhibitors of IL-13 activity



IL-13 activity assay
1.2
1
0.8
0.6
0.4
0.2
0
Absorbance 450nM
1000
100
10
1
0.1
0.01
0.001
Antibody Concentration (nM)
Mouse antibody
Therapeutic antibody candidate 1
Therapeutic antibody candidate 2
Control Ab

CSL

IL-13R – Asthma

An IL-13R antibody for the treatment of asthma

- Antibody generated and optimised
- Cell-line development / manufacturing underway
- Preclinical development in progress

CSL

SUMMARY / Q&A

ANDREW CUTHBERTSON

CSL

R&D Portfolio


Research
Pre-clinical
Phase I
Phase II
Phase III
Registration
Phase IV
Life Cycle Management
Market Development
New Product Development

CSL